

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 21, 2009

via U.S. mail and facsimile

Ronald J. Kramer, Chief Executive Officer
Griffon Corporation
100 Jericho Quadrangle
Jericho, New York 11753

> **RE:** **Griffon Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 15, 2008**
> **Definitive Proxy Statement**
> **Filed December 29, 2008**
> **File No. 001-06620**

Dear Mr. Kramer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief